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                                 UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C.  20549

                                  SCHEDULE 13G

                   Under the Securities Exchange Act of 1934

                             (Amendment No. ____ )


                                 OneWave, Inc.
                                (Name of Issuer)

                                  Common Stock
                         (Title of Class of Securities)

                                   68272R108
                                 (CUSIP Number)

Check the following box if a fee is being paid with this statement ___ . A fee is not required only if the filing person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7).

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes.)
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CUSIP No. 68272R108                                        Page 2 of 9 Pages

1.  Name of Reporting Person
    S.S. or I.R.S. Identification No. of Above Person
          J&S Limited Partnership

2.  Check the Appropriate Box if a Member of a Group
          (a) ____
          (b) ____

3.  SEC Use Only

4.  Citizenship or Place of Organization
          Massachusetts

Number of Shares Beneficially Owned by Each Reporting Person with:

5.  Sole Voting Power
          981,978 shares

6.  Shared Voting Power
          0 shares

7.  Sole Dispositive Power
          981,978 shares

8.  Shared Dispositive Power
          0 shares

9.  Aggregate Amount Beneficially Owned by Each Reporting Person
          981,978 shares

10. Check Box if the Aggregate Amount in Row (9) Excludes Certain Shares Not Applicable.

11.  Percent of Class Represented by Amount in Row 9
          6.6%

12.  Type of Reporting Person
          PN
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CUSIP No. 68272R108                                        Page 3 of 9 Pages

1.   Name of Reporting Person
     S.S. or I.R.S. Identification No. of Above Person
          Controller Corp., Inc.

2.   Check the Appropriate Box if a Member of a Group
          (a) ____
          (b) ____

3.   SEC Use Only

4.   Citizenship or Place of Organization
          Massachusetts

Number of Shares Beneficially Owned by Each Reporting Person with:

5.   Sole Voting Power
          981,978 shares

6.   Shared Voting Power
          0 shares

7.   Sole Dispositive Power
          981,978 shares

8.   Shared Dispositive Power
          0 shares

9.   Aggregate Amount Beneficially Owned by Each Reporting Person
          0 shares

10. Check Box if the Aggregate Amount in Row (9) Excludes Certain Shares Controller Corp., Inc., as the sole General Partner of J&S Limited Partnership, disclaims beneficial ownership of the shares of Common Stock of OneWave, Inc. held by J&S Limited Partnership. The filing of this Schedule 13G shall not be construed as an admission that Controller Corp., Inc. is, for the purposes of Sections 13(d) or 13(g) of the Act, the beneficial owner of the shares of Common Stock of OneWave, Inc. held by J&S Limited Partnership.

11.  Percent of Class Represented by Amount in Row 9
          0%

12.  Type of Reporting Person
          CO
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CUSIP No. 68272R108                                        Page 4 of 9 Pages

1.   Name of Reporting Person
     S.S. or I.R.S. Identification No. of Above Person
          John J. Donovan, Sr.

2.   Check the Appropriate Box if a Member of a Group
          (a) ____
          (b) ____

3.   SEC Use Only

4.   Citizenship or Place of Organization
          United States of America

Number of Shares Beneficially Owned by Each Reporting Person with:

5.   Sole Voting Power
          981,978 shares
6.   Shared Voting Power
          0 shares
7.   Sole Dispositive Power
          981,978 shares
8.   Shared Dispositive Power
          0 shares

9.   Aggregate Amount Beneficially Owned by Each Reporting Person
          490,989 shares

10.  Check Box if the Aggregate Amount in Row (9) Excludes Certain Shares
          John J. Donovan, Sr., is a limited partner of J&S Limited Partnership ("J&S") and the sole stockholder of the sole general partner of J&S. He disclaims beneficial ownership of 490,989 shares of Common Stock of OneWave, Inc., representing the portion of the shares held by J&S that constitute the beneficial interest of the other limited partner of J&S. The filing of this Schedule 13G shall not be construed as an admission that John J. Donovan, Sr. is, for the purposes of Sections 13(d) or 13(g) of the Act, the beneficial owner of the portion of the shares of Common Stock of OneWave, Inc. held by J&S representing the beneficial interest of the other limited partner of J&S.

11.  Percent of Class Represented by Amount in Row 9
          3.3%

12.  Type of Reporting Person
          IN
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CUSIP No. 68272R108                                        Page 5 of 9 Pages

       Note:  This Schedule 13G is being filed on behalf of (i) J&S Limited
       ----
Partnership, a Massachusetts limited partnership; (ii) Controller Corp., Inc., a Massachusetts corporation; and; (iii) John J. Donovan, Sr.

Item 1.

(a)  Name of Issuer:                     OneWave, Inc.

(b)  Address of Issuer's Principal       One Arsenal Marketplace
     Executive Offices:                  Watertown, MA  02172

Item 2.

(a)  Name of Persons Filing:             J&S Limited Partnership
                                         Controller Corp., Inc.
                                         John J. Donovan, Sr.

(b)  Address of Principal Business       219 Vassar Street
     Office or, if none, Residence:      Cambridge, MA  02139

(c)  Citizenship/Place of Organization:  J&S Limited Partnership - Massachusetts
                                         Controller Corp., Inc. - Massachusetts
                                         John J. Donovan, Sr. - United States of
                                         America

(d)  Title of Class of Securities:       Common Stock

(e)  CUSIP Number:                       68272R108

Item 3.

Not applicable.

Item 4.  Ownership.

For J&S Limited Partnership:
(a)  Amount Beneficially Owned:                           981,978 shares
(b)  Percent of Class:                                    6.6%
(c)  Number of Shares as to which such person has:
     (i)   sole power to vote or to direct the vote:      981,978 shares
     (ii)  shared power to vote or to direct the vote:    0 shares
     (iii) sole power to dispose or to direct the
           disposition of:                                981,978 shares
     (iv)  shared power to dispose or to direct
           the disposition of:                            0 shares

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CUSIP No. 68272R108                                        Page 6 of 9 Pages

For Controller Corp., Inc.:
(a)  Amount Beneficially Owned:                           0 shares
(b)  Percent of Class:                                    0%
(c)  Number of Shares as to which such person has:
     (i)   sole power to vote or to direct the vote:      981,978 shares
     (ii)  shared power to vote or to direct the vote:    0 shares
     (iii) sole power to dispose or to direct the
           disposition of:                                981,978 shares
     (iv)  shared power to dispose or to direct
           the disposition of:                            0 shares

Controller Corp., Inc., as the sole General Partner of J&S Limited Partnership, disclaims beneficial ownership of the shares of Common Stock of OneWave, Inc. held by J&S Limited Partnership. The filing of this Schedule 13G shall not be construed as an admission that Controller Corp., Inc. is, for the purposes of Sections 13(d) or 13(g) of the Act, the beneficial owner of the shares of Common Stock of OneWave, Inc. held by J&S Limited Partnership.

For John J. Donovan, Sr.:
(a)  Amount Beneficially Owned:                           490,989 shares
(b)  Percent of Class:                                    3.3%
(c)  Number of Shares as to which such person has:
     (i)   sole power to vote or to direct the vote:      981,978 shares
     (ii)  shared power to vote or to direct the vote:    0 shares
     (iii) sole power to dispose or to direct the
           disposition of:                                981,978 shares
     (iv)  shared power to dispose or to direct
           the disposition of:                            0 shares

John J. Donovan, Sr., is a limited partner of J&S Limited Partnership ("J&S") and the sole stockholder of the sole general partner of J&S. He disclaims beneficial ownership of 490,989 shares of Common Stock of OneWave, Inc., representing the portion of the shares held by J&S that constitute the beneficial interest of the other limited partner of J&S. The filing of this
Schedule 13G shall not be construed as an admission that John J. Donovan, Sr. is, for the purposes of Sections 13(d) or 13(g) of the Act, the beneficial owner of the portion of the shares of Common Stock of OneWave, Inc. held by J&S representing the beneficial interest of the other limited partner of J&S.

Item 5.  Ownership of Five Percent or Less of a Class.

Not applicable.
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CUSIP No. 68272R108                                        Page 7 of 9 Pages

Item 6.  Ownership of More than Five Percent on Behalf of Another Person.

     The limited partners of J&S Limited Partnership (who exercise no voting or investment power over the shares of Common Stock of OneWave, Inc. held by J&S Limited Partnership) are Sundar Subramaniam (50%) and John J. Donovan, Sr. (50%).

Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company.

Not applicable.

Item 8.  Identification and Classification of Members of the Group.

Not applicable.

Item 9.  Notice of Dissolution of Group.

Not applicable.

Item 10.  Certification.

Not applicable.  This Schedule 13G is not filed pursuant to Rule 13d-1(b).

     Attached as Exhibit 1 hereto is a Joint Filing Agreement executed by each
                 ---------
of the filing persons pursuant to Rule 13d-1(f) under Section 13(d) of the Act.
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CUSIP No. 68272R108                                        Page 8 of 9 Pages


                                   SIGNATURE

     After reasonable inquiry and to the best of our knowledge and belief, we certify that the information set forth in this statement is true, complete and correct.
                                   February 14, 1997
                              ------------------------------
                                        Date

                              J&S LIMITED PARTNERSHIP
                              By:  Controller Corp., Inc., its general partner

                              By:  /s/ John J. Donovan, Sr.
                                 ------------------------------------------
                                  John J. Donovan, Sr., President


                              CONTROLLER CORP., INC.

                              By:  /s/ John J. Donovan,Sr.
                                 ------------------------------------------
                                  John J. Donovan, Sr., President


                                      /s/ John J. Donovan, Sr.
                                 ------------------------------------------
                                 John J. Donovan, Sr.
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CUSIP No. 68272R108                                        Page 9 of 9 Pages

                                                        Exhibit 1
                                                        ---------

                                   AGREEMENT

     Pursuant to Rule 13d-1(f)(1) under the Securities Exchange Act of 1934, the undersigned hereby agree that only one statement containing the information required by Schedule 13G need be filed with respect to the ownership by each of the undersigned of shares of Common Stock of OneWave, Inc.

     This Agreement may be executed in any number of counterparts, each of which shall be deemed an original.

     EXECUTED this 14th day of February, 1997.



                              J&S LIMITED PARTNERSHIP
                              By:  Controller Corp., Inc., its general partner

                              By:  /s/ John J. Donovan, Sr.
                                 ---------------------------------------
                                 John J. Donovan, Sr., President


                              CONTROLLER CORP., INC.

                              By:  /s/ John J. Donovan,Sr.
                                 ---------------------------------------
                                  John J. Donovan, Sr., President


                                      /s/ John J. Donovan, Sr.
                                 ---------------------------------------
                                 John J. Donovan, Sr.